UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

        (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2021
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
5 Necco Street
Boston, MA

ITI 401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2021 and 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN
December 31, 2021 and 2020
Table of Contents

Page Number(s)

Reports of Independent Registered Public Accounting Firms	3 - 4

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2021 and 2020	5

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2021	6

Notes to Financial Statements	7 -14

Supplemental Schedule: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2021	15

(i) Schedules required by Form 5500 which are not applicable have not been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Audit Committee of General Electric Company

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the ITI 401(k) Plan (the "Plan") as of December 31, 2021, the related statement of changes in net assets available for plan benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 17, 2022
We have served as the auditor of the Plan since 2022.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
ITI 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of ITI 401(k) Plan (the Plan) as of December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
We served as the Plan's auditor from 2000 to 2021.
Albany, New York
June 24, 2021

ITI 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2021 and 2020

	2021	2020
Assets:

Investments at fair value (notes 3 and 4)	$23,662,611	$21,039,136
Notes receivable from participants	759,646	859,973
Employer contribution receivable (note 1)	11,127	—
Employee contribution receivable (note 1)	22,982	—
Accrued dividends and interest	1,534	1,450
Total assets	24,457,900	21,900,559

Liabilities:
Payable for excess contribution	$332	$—

Net assets available for plan benefits	$24,457,568	$21,900,559

See accompanying notes to financial statements.

ITI 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2021

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,566,426
Dividend and interest income	224,455
2,790,881

Interest on notes receivable from participants	38,339

Contributions:
Employee	1,257,471
Employee rollovers from other qualified plans	18,414
Employer	611,533
1,887,418

Total additions	4,716,638

Deductions from net assets attributed to:
Participants withdrawals	2,132,508
Administrative expenses	27,121
Total deductions	2,159,629

Net increase	2,557,009

Net assets available for plan benefits at:
Beginning of year	21,900,559
End of year	$24,457,568

See accompanying notes to financial statements.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)    Description of the Plan
The ITI 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Instrument Transformers, LLC (the “Company”), formerly Instrument Transformers, Inc., an affiliate of General Electric Company (“GE”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
In June 2021, the GE Company's Board of Directors approved proceeding with a reverse stock split at a ratio of 1:8 which reduced the number of outstanding shares of GE Common Stock held by the Plan.
Effective January 1, 2016, salaried employees became active participants in the GE Retirement Savings Plan instead of this Plan.
Ascensus Trust Company (the “Trustee”), is the Plan’s custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. (“Ascensus”) is the recordkeeper for the Plan.
The description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description (“SPD”) and other material distributed to participants.
Employee Contributions and Investment Options
Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:
(a)GE Common Stock Fund - This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund’s estimated liquidity needs.
(b)Vanguard 500 Index Admiral Fund - This fund seeks to track the performance of the S&P 500 Index.  It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index.
(c)Vanguard Extended Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index that measures the investment return of domestic small- and mid-capitalization stocks.
(d)Vanguard Total International Stock Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The benchmark index includes approximately 5,500 stocks located in 46 countries.
(e)Vanguard Total Bond Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund’s assets will be invested in bonds held by the benchmark index.
(f)Vanguard Short-Term Bond Index Admiral Fund - This fund offers a low-cost, diversified approach to bond investing, providing broad exposure to U.S. investment-grade bonds with maturities from one to five years. The fund invests about 30% of assets in corporate bonds and 70% in U.S. government bonds within that maturity range.
(g)Vanguard Institutional Target Retirement Funds (formerly Vanguard Target Retirement Funds) - The Vanguard Institutional Target Retirement Funds are a series of registered investment companies (“mutual funds”) that separately invest in up to five other Vanguard mutual funds.  Because they invest in other mutual funds, rather than individual securities, each fund is considered a “fund of funds”.  The suite of Institutional Target Retirement Funds include the following:

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Vanguard Institutional Target Retirement Income Fund
Vanguard Institutional Target Retirement 2015 Fund
Vanguard Institutional Target Retirement 2020 Fund
Vanguard Institutional Target Retirement 2025 Fund
Vanguard Institutional Target Retirement 2030 Fund
Vanguard Institutional Target Retirement 2035 Fund
Vanguard Institutional Target Retirement 2040 Fund
Vanguard Institutional Target Retirement 2045 Fund
Vanguard Institutional Target Retirement 2050 Fund
Vanguard Institutional Target Retirement 2055 Fund
Vanguard Institutional Target Retirement 2060 Fund
Vanguard Institutional Target Retirement 2065 Fund

The Vanguard Institutional Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Institutional Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds’ asset allocations will become more conservative over time as the target retirement date draws closer. Effective March 2021, the Vanguard Target Retirement Funds moved into a lower-fee share class (the institutional share class).
(h)    American Funds Growth Fund of America - This fund seeks growth of capital by investing in U.S. and international companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.
(i)    DFA U.S. Targeted Value Portfolio Fund - This fund seeks long-term capital appreciation. It uses a market capitalization weighted approach by purchasing a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies.
(j)    MFS Institutional International Equity Fund - This fund seeks to outperform the MSCI EAFE Index (net dividends) over full market cycles. The fund's strategy is to construct a well-diversified portfolio of high-conviction ideas following a growth-at-a-reasonable price style with a quality bias.
(k)    American Beacon Stephens Mid-Cap Growth Institutional Fund - This fund seeks long-term growth of capital.  It invests at least 80% of its net assets in equity securities of medium capitalization companies, which are companies whose market capitalization falls within the capitalization range of $1 billion and the market capitalization of the largest company in the Russell Midcap Index.
(l)    Prudential Core Plus Bond Fund - This fund seeks to add +150 bps of annualized excess return over a broad U.S. bond market index over a full market cycle (three to five years) by emphasizing relative-value based sector allocation, research-based security selection, and modest duration and yield curve positioning.
(m)    Vanguard Federal Money Market Fund - This fund invests in U.S. government securities, seeks to provide current income and preserve shareholders’ principal investment by maintaining a share price of $1. As such, it is considered one of the most conservative investment options offered by Vanguard. Although the fund invests in short-term U.S. government securities, the amount of income that a shareholder may receive will be largely dependent on the current interest rate environment.
Audited financial statements and prospectuses or other disclosure documents of the registered investment companies (“mutual funds”) are made available to participants.
Participants may elect to defer any whole percentage of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as “rollover” provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $19,500 in 2021 and 2020. For participants who were at least age 50 during the year, the limit was generally $26,000 in 2021 and 2020.
Employer Contributions
The Plan generally provides for employer matching contributions at a rate of 50% of the employee’s pre-tax contributions on the first 14% of compensation.
Vesting
Participants are immediately fully vested in their employee contributions and related investment results. Vesting in the Company’s contributions and related investment results is based on years of continuous service. A participant is 100% vested in the Company’s contributions after six years of service as follows:
        Years of Service        Percent
        Less than 2         0%
        2             20%
        3             40%
        4             60%
        5             80%
        6            100%

Participant Accounts
    Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $150 charge for each loan.
The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant’s account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Payment of Benefits
Participants’ withdrawals are permitted under the plan subject to certain restrictions. Generally, before-tax contributions and Company contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions and Company matching contributions. In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions.
On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee’s fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies and the money market fund, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.
(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America ("US GAAP").
(b)    Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized gains (losses) on investments held as of December 31, 2021.
(c)    Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies, collective trust fund, short-term investments and interest-bearing cash.
See note 4 for additional information.
(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)    Payment of Benefits
Benefit payments are recorded when paid to participants.
(f)    Expenses
Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan’s forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan’s loan expenses, which are paid by the Plan’s Trustee out of the respective participant’s investment fund’s assets.
(g)    Management Estimates and Assumptions
The preparation of financial statements in conformity with US GAAP requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)    Investments
     A summary of the fair values of the Plan’s investments at December 31, 2021 and 2020 follow.

	2021	2020

Common stock	$452,227	$466,620
Registered investment companies	18,880,667	17,246,738
Collective trust fund	585,674	—
Short-term investments	3,724,603	3,310,850
Interest-bearing cash	19,440	14,928
Total investments at fair value	$23,662,611	$21,039,136

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(4)    Fair Value Measurements

    The Plan’s investments measured at fair value on a recurring basis at December 31, 2021 follow.

	Level 1	Level 2	Total

Common stock	$452,227	$—	$452,227
Registered investment companies	18,880,667	—	18,880,667
Collective trust fund	585,674	—	585,674
Short-term investments	3,724,603	—	3,724,603
Interest-bearing cash	19,440	—	19,440
Total investments at fair value	$23,662,611	$—	$23,662,611

The Plan’s investments measured at fair value on a recurring basis at December 31, 2020 follow.

	Level 1	Level 2	Total

Common stock	$466,620	$—	$466,620
Registered investment companies	17,246,738	—	17,246,738
Short-term investments	3,310,850	—	3,310,850
Interest-bearing cash	14,928	—	14,928
Total investments at fair value	$21,039,136	$—	$21,039,136

As discussed in Note 1(a), the GE Common Stock Fund, is a unitized fund that consists of GE common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.
(5)    Risk and Uncertainties
The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies, a collective trust fund and a money market fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily invests in a single security.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

As of December 31, 2021 and 2020, the following investments represents more than 10% of the fair value of the Plan's total investments.

	2021	2020

American Funds Growth Fund of America	$3,287,856	$2,616,222
American Beacon Stephens Mid-Cap Growth Institutional Fund	**	2,225,851
Vanguard 500 Index Admiral Fund	2,671,942	**
Vanguard Federal Money Market Fund	3,724,603	3,310,850
** Investment did not exceed more than 10% of fair value of total investments.
(6)    Related Party Transactions (Parties in Interest)
Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and money market fund operating expenses reduce the respective fund’s assets and are reflected in the fund’s share/unit price and dividends.
In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, the auditor and former auditor of the Plan’s financial statements are also parties-in-interest as defined by ERISA.
During the year ended December 31, 2021, the Plan purchased $75,205 and sold $69,350 of the GE Stock Fund. The Plan recorded dividend income for GE Common Stock of $1,659 during the year ended December 31, 2021.
(7)    Tax Status

The Plan has adopted an Ascensus prototype document. The Internal Revenue Service ("IRS") has notified Ascensus, the prototype sponsor, by a letter dated June 30, 2020, that the basic plan document is qualified under the appropriate sections of the IRC. The Plan has been administered in accordance with certain legislative and regulatory changes enacted since that letter was requested. The Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
(8)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 17, 2022, the date the financial statements were issued, have been evaluated in the preparation of the financial statements. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.
(9)    Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2021	2020

Total investments at fair value per financial statements	$23,662,611	$21,039,136

Total notes receivable from participants	759,646	859,973
Deemed distributions	(9,813)	(9,813)
Total notes receivable per Form 5500	749,833	850,160

Total investments per Form 5500	$24,412,444	$21,889,296

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

2021

Total deductions from net assets per financial statements	$2,159,629
Corrective distributions	332
Total expenses per Form 5500	$2,159,961

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2021	2020

Net assets available for plan benefits per financial statements	$24,457,568	$21,900,559
Deemed distributions	(9,813)	(9,813)
Net assets available for plan benefits per Form 5500	$24,447,755	$21,890,746

ITI 401(k) PLAN
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 3,938 shares	$452,227
	Vanguard 500 Index Admiral Fund	Registered investment company, 6,075 shares	2,671,942
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 1,502 shares	208,371
	Vanguard Total International Stock Index Admiral Fund	Registered investment company, 1,556 shares	53,218
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 4,951 shares	55,399
	Vanguard Short-Term Bond Index Admiral Fund	Registered investment company, 1,317 shares	13,970
	Vanguard Institutional Target Retirement Income Fund	Registered investment company, 12,230 shares	302,337
	Vanguard Institutional Target Retirement 2015 Fund	Registered investment company, 19,771 shares	487,549
	Vanguard Institutional Target Retirement 2020 Fund	Registered investment company, 54,327 shares	1,483,667
	Vanguard Institutional Target Retirement 2025 Fund	Registered investment company, 28,458 shares	835,531
	Vanguard Institutional Target Retirement 2030 Fund	Registered investment company, 48,101 shares	1,474,775
	Vanguard Institutional Target Retirement 2035 Fund	Registered investment company, 49,882 shares	1,585,754
	Vanguard Institutional Target Retirement 2040 Fund	Registered investment company, 20,556 shares	678,133
	Vanguard Institutional Target Retirement 2045 Fund	Registered investment company, 14,269 shares	486,138
	Vanguard Institutional Target Retirement 2050 Fund	Registered investment company, 4,997 shares	171,197
	Vanguard Institutional Target Retirement 2055 Fund	Registered investment company, 9,362 shares	321,599
	Vanguard Institutional Target Retirement 2060 Fund	Registered investment company, 3,349 shares	115,503
	Vanguard Institutional Target Retirement 2065 Fund	Registered investment company, 687 shares	21,715
	American Funds Growth Fund of America	Registered investment company, 44,215 shares	3,287,856
	DFA U.S. Targeted Value Portfolio Fund	Registered investment company, 61,729 shares	1,864,211
	MFS Institutional International Equity Fund	Registered investment company, 16,047 shares	536,759
	American Beacon Stephens Mid-Cap Growth Institutional Fund	Registered investment company, 55,710 shares	2,225,043
	Prudential Core Plus Bond Fund	Collective trust fund, 3,002 shares	585,674
	Vanguard Federal Money Market Fund	Short-term investments, 3,724,603 shares	3,724,603
*	Mid-Atlantic Capital Group	Interest-bearing cash	19,440
	Total investments		23,662,611

*	Notes receivable from participants (loans with interest
	rates from 4.25% to 6.5% from 4 months to 15 years)		749,833
	Total Assets (Held at End of Year)		$24,412,444

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

June 17, 2022	/s/ Brenda Skinner
Date	Human Resources Manager, Instrument Transformers, LLC.

Exhibit Number	Description of the Exhibit

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm (Deloitte)
Exhibit 23(b)	Consent of Independent Registered Public Accounting Firm (KPMG)